FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2004

Commission File Number: 333-110455

CTRIP.COM INTERNATIONAL, LTD.

3F, Building 63-64

No. 421 Hong Cao Road

Shanghai 200233, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

CTRIP.COM INTERNATIONAL, LTD.

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ Neil Nanpeng Shen
Name:	Neil Nanpeng Shen
Title:	President and Chief Financial Officer

Date: December 8, 2004

Exhibit 99.1

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated.

	Nine months Ended September 30,
	2003	2004
	RMB	RMB	US$
	(audited)	(unaudited)	(unaudited)
		(in thousands)
Revenues:
Hotel reservation	95,528	197,905	23,911
Airline ticketing	11,648	41,265	4,986
Packaged-tour	1,735	7,069	854
Others	2,415	3,100	375
Less: Business tax and related surcharges	(5,609)	(14,019)	(1,694)

Net revenues	105,717	235,320	28,432

Cost of services	(14,447)	(33,008)	(3,988)

Operating expenses:
Product development	(13,255)	(24,954)	(3,015)
Sales and marketing	(28,401)	(49,809)	(6,018)
General and administrative	(12,698)	(23,193)	(2,802)
Share-based compensation	(1,031)	(1,658)	(200)
Total operating expenses	(55,384)	(99,614)	(12,036)

Income from operations	35,886	102,698	12,408

Interest income	243	3,336	403
Other income	3,474	3,282	397
Income tax expense	(10,966)	(17,781)	(2,148)
Minority interests	(18)	(26)	(3)
Share of income of joint venture companies	573

Net income for the period	29,192	91,509	11,056

Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003

Revenues. We had revenues of RMB249.3 million (US$30.1 million) in the nine months ended September 30, 2004, an increase of 124% over RMB111.3 million in the nine months ended September 30, 2003. This revenue growth was principally driven by the substantial volume growth of hotel room nights we booked and the airline tickets we sold.

Hotel Reservation. Revenues from our hotel reservation business increased by 107% to RMB197.9 million (US$23.9 million) in the nine months ended September 30, 2004 from RMB95.5 million in the nine months ended September 30, 2003, primarily as a result of the continued rapid growth in our hotel room nights sales volume in the nine months ended September 2004, and to a lesser extent, the negative impact of SARS to our hotel reservation business in the first half of 2003. The total number of hotel room nights sold was approximately 3.0 million in the nine months ended September 30, 2004 compared to approximately 1.5 million in the nine months ended September 30, 2003.

Airline ticketing. Revenues from our airline ticketing business increased by 254% to RMB41.3 million (US$5.0 million) in the nine months ended September 30, 2004 from RMB11.6 million in the nine months ended September 30, 2003, primarily due to strong growth of airline tickets sales volume in the nine months ended September 30, 2004, and to a lesser extent, the negative impact of SARS to our air-ticketing business in the first half of 2003. The total number of airline tickets sold in the nine months ended September 30, 2004 was approximately 1.2 million compared to approximately 400,000 in the nine months ended September 30, 2003.

Packaged-tour. Packaged-tour revenues increased by 307% to RMB7.1 million (US$854,109) in the nine months ended September 30, 2004 from RMB1.7 million in the nine months ended September 30, 2003 as we continued to make inroads into the packaged-tour business.

Net Revenues. Our net revenues increased to RMB235.3 million (US$28.4 million) in the nine months ended September 30, 2004 from RMB105.7 million in the nine months ended September 30, 2003 as a result of our increased revenues, partially offset by the corresponding increase in business tax and related surcharges.

Cost of Services. Cost of services in the nine months ended September 30, 2004 increased by 128% to RMB33.0 million (US$4.0 million) from RMB14.4 million in the nine months ended September 30, 2003. This increase was primarily attributable to the increased salary and benefit expenses for the increased number of customer service representatives and the increased telecommunication expenses resulting from the overall expansion of our hotel reservation and air-ticketing businesses.

Operating Expenses. Operating expenses in the nine months ended September 30, 2004 increased by 80% to RMB99.6 million (US$12.0 million) from RMB55.4 million in the nine months ended September 30, 2003, primarily due to a significant increase in sales and marketing expenses, product development expenses and general and administrative expenses. Operating expenses as a percentage of net revenues decreased to 42% in the nine months ended September 30, 2004 from 52% in the nine months ended September 30, 2003.

Product Development. Product development expenses increased by 88% to RMB25.0 million (US$3.0 million) in the nine months ended September 30, 2004 from RMB13.3 million in the nine months ended September 30, 2003, primarily due to increased salary and benefit expenses for the increased number of product development staff.

Sales and Marketing. Sales and marketing expenses increased by 75% to RMB49.8 million (US$6.0 million) in the nine months ended September 30, 2004 from RMB28.4 million in the nine months ended September 30, 2003, primarily because of increased salary and benefit expenses for the increased number of sales and marketing staff, increased expenses in connection with our customer reward program, production of marketing material and advertisements.

General and Administrative. General and administrative expenses increased by 83% to RMB23.2 million (US$2.8 million) in the nine months ended September 30, 2004 from RMB12.7 million in the nine months ended September 30, 2003, primarily due to increased professional fees and increased salary and benefits for the increased number of general and administrative staff.

Share-Based Compensation. Share-based compensation increased by 61% to RMB1.7 million (US$200,381) in the nine months ended September 30, 2004 from RMB1.0 million in the nine months ended September 30, 2003, due to the effect of amortization of share-based compensation expenses associated with share options issued in 2003.

Interest Income. Interest income increased substantially to RMB3.3 million (US$403,107) in the nine months ended September 30, 2004 from RMB242,577 in the nine months ended September 30, 2003 because of the increase in our cash balance and the increase in the interests rates of our bank deposits.

Income Tax Expenses. Income tax expense increased by 62% to RMB17.8 million (US$2.1 million) in the nine months ended September 30, 2004 from RMB11.0 million in the nine months ended September 30, 2003, primarily because of the increase of our taxable income.

Net Income. As a result of the foregoing, net income increased by 213% to RMB91.5 million (US$11.1 million) in the nine months ended September 30, 2004 from RMB29.2 million in the nine months ended September 30, 2003.

EXHIBIT 99.2

CTRIP.COM INTERNATIONAL, LTD.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2003 and 2004

CTRIP.COM INTERNATIONAL, LTD.

CONDENSED CONSOLIDATED STATEMENT OF OPERATION AND COMPREHENSIVE INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2004

	Note	Nine-month period ended September 30, 2003	Nine-month period ended September 30, 2004	Nine-month period ended September 30, 2004
		RMB	RMB	US$
		(audited)	(Unaudited)	(Unaudited)
Revenues:
Hotel reservation		95,528,052	197,904,981	23,911,386
Air-ticketing		11,647,949	41,264,442	4,985,676
Packaged-tour		1,735,043	7,069,115	854,109
Others		2,415,036	3,100,362	374,593

Total revenues		111,326,080	249,338,900	30,125,764

Less: business tax and related surcharges		(5,609,269)	(14,018,979)	(1,693,809)

Net revenues		105,716,811	235,319,921	28,431,955
Cost of services		(14,447,164)	(33,008,229)	(3,988,138)

Gross profit		91,269,647	202,311,692	24,443,817

Operating expenses:
Product development		(13,254,566)	(24,953,886)	(3,014,992)
Sales and marketing		(28,401,278)	(49,809,354)	(6,018,094)
General and administrative		(12,697,535)	(23,192,372)	(2,802,162)
Share-based compensation		(1,030,843)	(1,658,476)	(200,381)

Total operating expenses		(55,384,222)	(99,614,088)	(12,035,629)

Income from operations		35,885,425	102,697,604	12,408,188
Interest income		242,577	3,336,357	403,107
Other income		3,474,706	3,282,045	396,545

Income before income tax expense, minority interests and share of income of joint venture companies		39,602,708	109,316,006	13,207,840

Income tax expense	4	(10,966,291)	(17,780,743)	(2,148,315)
Minority interests		(17,540)	(25,914)	(3,131)
Share of income of joint venture companies		573,423	—	—

Net income for the period		29,192,300	91,509,349	11,056,394

Accretion for Series B Redeemable Convertible Preferred Shares		(12,365,534)	—	—
Deemed dividends to holders of Series A and Series B Preferred Shares of spin-off of joint venture companies		(2,829,064)	—	—
Deemed dividends upon repurchase of Preferred Shares		(35,336,150)	—	—

Net (loss) income attributable to ordinary shareholders		(21,338,448)	91,509,349	11,056,394

Other comprehensive income:
Translation adjustments		86,670	(1,673,473)	(202,193)
Comprehensive income		29,278,970	89,835,876	10,854,201

(Loss) earnings per share	5
- Basic		(2.26)	2.99	0.36
- Diluted		(2.26)	2.87	0.35

(Loss) earnings per ADS	5
- Basic		(4.52)	5.98	0.72
- Diluted		(4.52)	5.74	0.69

Weighted average ordinary shares outstanding
- Basic		9,439,526	30,577,954	30,577,954
- Diluted		9,439,526	31,922,405	31,922,405

CTRIP.COM INTERNATIONAL, LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2003 AND 2004

	Note	December 31, 2003	September 30, 2004	September 30, 2004
		RMB	RMB	US$
		(audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash		471,968,850	558,187,467	67,441,639
Accounts receivable		28,939,700	37,584,574	4,541,064
Due from related parties		611,640	—	—
Prepayments and other current assets		7,130,947	14,983,104	1,810,297
Deferred tax assets, current		541,300	1,157,669	139,873

Total current assets		509,192,437	611,912,814	73,932,873

Long-term loans to related parties	7	2,310,000	500,000	60,411
Long-term deposits		11,192,277	25,216,995	3,046,782
Property, equipment and software		23,279,247	29,854,542	3,607,102
Goodwill		9,515,849	9,515,849	1,149,729
Other intangible assets		1,715,253	1,345,578	162,576

Total assets		557,205,063	678,345,778	81,959,473

LIABILITIES
Current liabilities
Accounts payable		14,694,057	24,982,252	3,018,420
Due to related parties	7	4,018,284	3,417,557	412,918
Salary and welfare payable		9,799,711	8,872,168	1,071,958
Taxes payable		9,270,024	20,417,934	2,466,947
Advances from customers		3,839,843	10,211,695	1,233,803
Provisions for customer reward program		4,708,670	9,167,793	1,107,676
Other payables and accruals		17,586,657	10,232,145	1,236,274

Total current liabilities		63,917,246	87,301,544	10,547,996

Minority interests		563,655	589,569	71,233

Commitments and contingencies		—	—	—

Shareholders’ equity
Share capital (US$0.01 par value; 100,000,000 shares authorised, 3,0174,891shares issued and outstanding as of December 31, 2003; 30,959,876 shares issued and outstanding as of September 30, 2004)		2,498,484	2,563,456	309,723
Additional paid-in capital		498,566,368	504,609,439	60,968,204
Statutory reserves		5,531,309	5,531,309	668,307
Deferred share-based compensation		(4,995,407)	(3,208,823)	(387,698)
Cumulative translation adjustments		1,575,733	(97,740)	(11,809)
Accumulated (deficit) income		(10,452,325)	81,057,024	9,793,517

Total shareholders’ equity		492,724,162	590,454,665	71,340,244

Total liabilities and shareholders’ equity		557,205,063	678,345,778	81,959,473

CTRIP.COM INTERNATIONAL, LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004

	Ordinary shares (US$0.01 par value)
	Number of shares	Par value	Additional paid-in capital	Statutory reserves	Deferred share-base compensation	Cumulative translation adjustments	Accumulated (deficit) income	Shareholders’ equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2003	30,174,893	2,498,484	498,566,368	5,531,309	(4,995,407)	1,575,733	(10,452,325)	492,724,162

Exercise of share option	784,985	64,972	6,171,179	—	—	—	—	6,236,151
Deferred share-based compensation	—	—	(128,108)	—	1,786,584	—	—	1,658,476
Translation adjustments	—	—	—	—	—	(1,673,473)	—	(1,673,473)
Net income	—	—	—	—	—	—	91,509,349	91,509,349

Balance as of September 30, 2004	30,959,878	2,563,456	504,609,439	5,531,309	(3,208,823)	(97,740)	81,057,024	590,454,665

CTRIP.COM INTERNATIONAL, LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2004

	Nine-month period ended September 30, 2003	Nine-month period ended September 30, 2004	Nine-month period ended September 30, 2004
	RMB	RMB	US$
	(audited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income for the period	29,192,300	91,509,349	11,056,394
Adjustment for:
Share-based compensation costs	1,030,843	1,658,476	200,381
Depreciation and amortisation of property, equipment and software	3,908,674	5,240,077	633,120
Minority interests	17,540	25,914	3,131
Amortisation of goodwill and other intangible assets	264,931	369,675	44,665
Share of loss of joint venture companies	(573,423)	—	—
Increase in accounts receivable	(11,567,556)	(8,644,874)	(1,044,496)
Decrease in due from related parties	3,700,243	611,640	73,900
Increase in prepayments and other current assets	(4,704,398)	(7,852,157)	(948,718)
Increase in long-term deposits	(7,943,998)	(14,024,718)	(1,694,502)
Increase in deferred tax assets	(91,012)	(616,369)	(74,471)
Increase in accounts payable	13,391,668	10,288,195	1,243,046
Decrease in due to related parties	(1,250,862)	(600,727)	(72,581)
Increase (decrease) in salary and welfare payable	2,631,670	(927,542)	(112,068)
Increase in taxes payable	8,554,657	11,147,910	1,346,919
Increase in advances from customers	111,296	6,371,852	769,863
Increase in provisions for customer reward program	1,173,054	4,459,123	538,763
(Decrease) increase in other payables and accruals	(241,447)	4,954,607	598,628

Net cash provided by operating activities	37,604,180	103,970,431	12,561,974

Cash flows from investing activities:
Proceeds from disposal of equity interest in a former subsidiary	199,962	—	—
Purchase of property, equipment and software	(8,078,728)	(11,815,373)	(1,427,564)
(Increase) decrease in long-term loans to related parties	(2,190,000)	1,810,000	218,689
Decrease in cash arising from deconsolidation of a former subsidiary	(1,789,594)	—	—

Net cash used in investing activities	(11,858,360)	(10,005,373)	(1,208,875)

Cash flows from financing activities:
Proceeds from issuance of Series C Convertible Preferred Shares	82,800,000	—	—
Proceeds from exercise of share options	—	6,236,151	753,468
Repurchase of ordinary and Series A and B Convertible Preferred Shares	(77,211,000)	—	—
Cash payment for issuance cost in connection of Initial Public Offering	—	(12,309,119)	(1,487,219)

Net cash provided by (used in) financing activities	5,589,000	(6,072,968)	(733,751)

Effect of foreign exchange rate changes on cash	86,670	(1,673,473)	(202,194)

Net increase in cash	31,421,490	86,218,617	10,417,154
Cash, beginning of the period	38,931,118	471,968,850	57,024,485

Cash, end of the period	70,352,608	558,187,467	67,441,639

Supplemental disclosure of cash flow information
Cash paid during the period for income taxes	3,345,114	15,933,382	1,925,112

Supplemental schedule of non-cash investing and financing activities:
Spin-off joint venture companies as share dividends	4,611,623	—	—
Unpaid cash for repurchase of shares	4,843,800	—	—

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in Renminbi (“RMB”) unless otherwise stated)

1	ORGANISATION AND NATURE OF OPERATIONS

The accompanying unaudited condensed consolidated financial statements include the financial statements of Ctrip.com International, Ltd. (the “Company”), which was incorporated on March 3, 2000 in the Cayman Islands, its subsidiaries and certain variable interest entities (“VIE” or “VIEs”).

The Company, its subsidiaries and VIE subsidiaries are collectively referred to as the “Group”.

The Group is principally engaged in the provision of travel related services including hotel reservation, air-ticketing, packaged tour booking services, as well as, to a lesser extent, internet-related advertising and other related services.

2	PRINCIPAL ACCOUNTING POLICIES

a.	Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

The preparation of these unaudited consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent expenses during the reporting period. Actual results could differ from those estimates, and such differences may be material to the financial statements.

The accompanying unaudited condensed consolidated financial statements reflect all adjustments which, in the opinion of management, are necessary to a fair statement of the results for the interim periods presented. Results for the nine-month period ended September 30, 2004 are not necessarily indicative of results for the entire accounting year ending December 31, 2004 or future periods.

These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited financial statements included in the Company’s 2003 Annual Report.

b.	Variable interest entities

The Company conducts a part of its operations through a series of agreements with certain VIEs including Shanghai Ctrip Commerce Co., Ltd. (“Shanghai Ctrip Commerce”), Shanghai Huacheng Southwest Travel Agency Co., Ltd. (“Shanghai Huacheng”), Beijing Chenhao Xingye-Air Ticketing Service Co., Ltd. (“Beijing Chenhao”), Guangzhou Guangcheng Commercial Service Co., Ltd. (“Guangzhou Guangcheng”) and Shanghai Ctrip Charming International Travel Service Co., Ltd. (“Shanghai Ctrip Charming”) and Shenzheng Shencheng Information Consulting service Co., Ltd. (“Shenzheng Shencheng”). These VIEs are used solely to facilitate the Company’s participation in internet content provision, advertising business, travel agency and air-ticketing services in the People’s Republic of China (the “PRC”) where foreign ownership in these areas are restricted.

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS –

(CONTINUED)

b.	Variable interest entities (continued)

Shanghai Ctrip Commerce is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip Commerce holds an internet content provider (“ICP”) license and advertising license and is primarily engaged in the provision of advertising business on the internet website. A director and a senior executive of the Company collectively hold 100% of the equity interest in Shanghai Ctrip Commerce. The registered capital of Shanghai Ctrip Commerce as of September 30, 2004 is RMB6,100,000.

Shanghai Huacheng is a domestic company incorporated in Shanghai, the PRC. Shanghai Huacheng holds a domestic travel agency license and an air transport sales agency license and mainly provides domestic tour services and air-ticketing services. Shanghai Ctrip Commerce and a director of the Company collectively hold 98% of the equity interest in Shanghai Huacheng. The registered capital of Shanghai Huacheng as of September 30, 2004 is RMB3,000,000.

Beijing Chenhao is a domestic company incorporated in Beijing, the PRC. Beijing Chenhao holds an air transport sales agency license and is mainly engaged in the provision of air-ticketing services. A director of the Company and Shanghai Ctrip Commerce hold 80% and 20% of the equity interest in Beijing Chenhao, respectively. The registered capital of Beijing Chenhao as of September 30, 2004 is RMB2,000,000.

Guangzhou Guangcheng is a domestic company incorporated in Guangzhou, the PRC. Guangzhou Guangcheng holds a domestic air transport sales agency license and is mainly engaged in the provision of domestic air-ticketing services. Two senior executives of the Company collectively hold 100% of the equity interest in Guangzhou Guangcheng. The registered capital of Guangzhou Guangcheng as of September 30, 2004 is RMB2,000,000.

Shanghai Ctrip Charming is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip Charming holds domestic and cross-border travel agency licenses and mainly provides domestic and cross-border tour services. A senior executive of the Company holds 66% of the equity interest in Shanghai Ctrip Charming. The registered capital of Shanghai Ctrip Charming as of September 30, 2004 is RMB1,500,000.

Shenzheng Shencheng is a domestic company incorporated in Shenzheng, the PRC. Shenzhen Shecheng will be engaged in the provision of air-ticketing service. Two senior executives of the Company collectively hold 100% of the equity interest in Shenzheng Shencheng. The registered capital of Shenzheng Shencheng as of September 30, 2004 is RMB1,500,000.

The capital injected into the above VIEs by the directors or senior executives of the Company are funded by the Company and were recorded as long-term loans to related parties prior to the adoption of FASB Interpretation No. 46, “Consolidation of Variable Interest Entities (“FIN 46”).” The Company does not have legal ownership of these VIEs. However, through various agreements with the VIEs, including loan agreements, exclusive technical consulting and services agreements, share pledge agreements, exclusive option agreements and other operating agreements, the Company is considered to be the primary beneficiary of these VIEs and hence has consolidated the assets and liabilities of its VIEs in accordance with FIN 46.

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS –

(CONTINUED)

c.	Earnings (loss) per share

In March 2004, the Emerging Issues Task Force reached a consensus on Issue No. 03-06, “Participating Securities and the Two-Class Method under FASB Statement No. 128” (“EITF No. 03-06”). EITF No. 03-06 provides guidance regarding the computation of earnings (loss) per share by companies that have issued securities other than common share that entitle the holder to participate in dividends and earnings (loss) of the company. In addition, EITF No. 03-06 provides guidance on what constitutes a participating security and requires the application of the two-class method in determining earnings (loss) per share. EITF No. 03-06 is effective for the quarter ended June 30, 2004. Upon adoption of EITF No. 03-06, prior period earnings (loss) per share amounts should be restated to conform to the consensus to ensure comparability on a period-over-period basis. EITF No. 03-06 has been applied to all periods presented in the accompanying unaudited condensed consolidated financial statements. The adoption of EITF No. 03-06 did not have an impact on the previously reported September 30, 2003 loss per share.

d.	Share-based compensation

The Company accounts for share-based compensation arrangements in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and complies with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). In general, compensation cost under APB No. 25 is recognized based on the difference, if any, between the estimated fair value of the Company’s ordinary shares and the amount an employee is required to pay to acquire the ordinary shares, as determined on the date the option is granted. Total compensation cost as determined at the grant date of option is recorded in shareholders’ equity as additional paid-in-capital with an offsetting entry recorded to deferred share-based compensation. Deferred share-based compensation is amortized on a straight-line basis and charged to expense over the vesting period of the underlying options.

If the compensation cost for the Company’s share-based compensation plan had been determined based on the estimated fair value at the grant dates for the share option awards as prescribed by SFAS No. 123, the Company’s net income (loss) attributable to ordinary shareholders and earnings (loss) per share would have resulted in the pro forma amounts disclosed below:

	Nine months ended September 30, 2003	Nine months ended September 30, 2004
Net (loss) income attributable to ordinary shareholders as reported	(21,338,448)	91,509,349
Add: Compensation expense under APB No. 25	1,030,843	1,658,476
Less: Compensation expense under SFAS No. 123	(1,366,465)	(4,730,896)
Pro forma net (loss) income attributable to ordinary shareholders	(21,674,070)	88,436,929
Basic (loss) earnings per share
— As reported	(2.26)	2.99
— Pro forma	(2.30)	2.89
Diluted (loss) earnings per share
— As reported	(2.26)	2.87
— Pro forma	(2.30)	2.77

The effects of applying SFAS No. 123 methodology in this pro forma disclosure are not indicative of future amounts. Additional share option awards in future years are expected.

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS –

(CONTINUED)

3	CONVENIENCE TRANSLATION

The Group maintains its accounting records and prepares its financial statements in RMB. The unaudited United States dollar (“US dollar” or “US$”) amounts disclosed in the accompanying unaudited condensed consolidated financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB8.2766, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on September 30, 2004. Such translations should not be construed as representations that the RMB amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

4	TAXATION

Cayman Islands

Under the current laws of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The Company’s subsidiaries did not have assessable profits that were earned in or derived from Hong Kong during the nine-month period ended September 30, 2004. Accordingly, no Hong Kong profit tax has been provided for.

China

The Company’s subsidiary, its VIEs and joint venture companies registered in the PRC are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant PRC income tax laws. Normally, in accordance with “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises”, the applicable EIT rates are 30% plus a local income tax of 3% except for Ctrip Computer Technology (Shanghai) Co., Ltd. (“Ctrip Computer Technology”) and Ctrip Travel Information Technology (Shanghai) Co., Ltd.

In September 2003, Ctrip Computer Technology received approval from relevant PRC government authorities to be classified as a “High New Technology Development Enterprise” and subsequently received an approval from the relevant tax bureau to enjoy a preferential EIT rate of 15% for the year ended December 31, 2003. Accordingly, EIT previously accrued on a rate of 33% of approximately RMB5 million during the period from January 1, 2003 to September 30, 2003 was reversed to reflect the preferential EIT rate of 15% in the fourth quarter of 2003. Ctrip Computer Technology’s fulfillment of the qualification for the preferential EIT rate will be reassessed on an annual basis. Ctrip Computer Technology has passed the reassessment for the year ending December 31, 2004.

Ctrip Travel Information Technology (Shanghai) Co., Ltd. enjoys a preferential EIT rate of 15% as it is registered in Pudong New District, Shanghai, pursuant to a local practice.

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS –

(CONTINUED)

5	TAXATION (continued)

Composition of income tax expense

The current portion of income tax expense included in the unaudited condensed consolidated statements of operations and comprehensive income for the nine-month periods ended September 30, 2003 and 2004 are as follows:

	Nine months ended September 30, 2003	Nine months ended September 30, 2004
Current income tax expenses	(11,057,303)	(18,397,112)
Utilization of deferred tax assets	91,012	616,369

Income tax expense	(10,966,291)	(17,780,743)

6	(LOSS) EARNINGS PER SHARE

Basic (loss) earnings per share and diluted (loss) earnings per share have been calculated in accordance to SFAS No. 128 and EITF Issue 03-6 as follows:

	Nine months ended September 30, 2003	Nine months ended September 30, 2004
Numerator:
Net income	29,192,300	91,509,349
Accretion for Series B Redeemable Convertible Preferred Shares	(12,365,534)	—
Dividends to holders of Series A and Series B Convertible Preferred Shares for spin-off of joint venture companies	(2,829,064)	—
Deemed dividends upon repurchase of Preferred Shares	(35,336,150)	—

Numerator for diluted (loss) earnings per share	(21,338,448)	91,509,349

Denominator:
Denominator for basic (loss) earnings per share - weighted average ordinary shares outstanding	9,439,526	30,577,954
Dilutive effect of share options	—	1,344,451

Denominator for diluted (loss) earnings per share	9,439,526	31,922,405

Basic (loss) earnings per share	(2.26)	2.99

Diluted (loss) earnings per share	(2.26)	2.87

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS –

(CONTINUED)

7	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company has entered into leasing arrangements relating to office premises, equipment and others that are classified as operating leases. Future minimum lease payments for non-cancelable operating leases at September 30, 2004 are as follows:

As of September 30, 2004
Less than 1 year	5,541,544
1 and 2 years	4,151,667
2 to 3 years	1,142,410
3 to 4 years	426,804
4 to 5 years	426,804
Over 5 years	—

11,689,229

All rental expenses incurred during the nine-month period ended September 30, 2004 has been charged to the statements of operations and comprehensive income when incurred.

Capital commitments

As of September 30, 2004, the Company did not have any material capital commitments.

Contingencies

The Company is incorporated in the Cayman Islands and is considered as a foreign entity under PRC laws. Due to the restrictions on foreign ownership of the air-ticketing, travel agency, advertising and internet content provision businesses, the Company conducts these businesses partly through various VIEs. These VIEs hold the licenses and approvals that are essential for the Company’s business operations. In the opinion of the Company’s PRC legal counsel, the current ownership structures and the contractual arrangements with these VIEs and their shareholders as well as the operations of these VIEs are in compliance with all existing PRC laws, rules and regulations. However, there may be changes and other developments in PRC laws and regulations. Accordingly, the Company cannot be assured that PRC government authorities will not take a view in the future contrary to the opinion of the Company’s legal counsel. If the current ownership structures of the Company and its contractual arrangements with VIEs were found to be in violation of any existing or future PRC laws or regulations, the Company may be required to restructure its ownership structure and operations in the PRC to comply with changing and new PRC laws and regulations.

CTRIP.COM INTERNATIONAL, LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS –

(CONTINUED)

8	RELATED PARTY TRANSACTIONS

Prior to the adoption of FIN 46 in June 2003, certain VIEs were considered as related parties because these VIEs were owned by directors and senior executives of the Company. Upon adoption of FIN 46, these entities are included in the unaudited condensed consolidated financial statements of the Company.

During the nine-month periods ended September 30, 2003 and 2004, significant related party transactions are as follows:

	For the nine months ended September 30, 2003	For the nine months ended September 30, 2004
Service fees from Beijing Chenhao	1,358,612	—
Service fees from Shanghai Huacheng	140,000	—
Service fees from Shanghai Ctrip Commerce	678,502	—
Commission income from joint venture companies of Home Inns Hong Kong	426,384	386,472
Rental expenses to a related party	208,333	375,000

As of December 31, 2003 and September 30, 2004, significant balances with related parties are as follows:

	As at December 31, 2003	As at September 30, 2004
Long-term loans to related parties
- Directors and senior executives	2,310,000	500,000
Due to related parties:
- Advance from a director for stock option	4,018,284	2,669,629
- Others	—	747,928

	4,018,284	3,417,557

As of December 31, 2003 and September 30, 2004, balances with related parties were unsecured, interest-free and without fixed repayment terms.

9	CERTAIN RISKS AND CONCENTRATION

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, accounts receivable, due from related parties and prepayments and other current assets. As of September 30, 2004, substantially all of the Company’s cash was held in major financial institutions located in the PRC and in Hong Kong, which management believes are of high credit quality. Accounts receivable are typically unsecured and denominated in RMB, and are derived from revenues earned from operations arising in the PRC.

No individual customer accounted for more than 10% of net revenues for the nine-month period ended September 30, 2004. No individual customer accounted for more than 10% of accounts receivable as of September 30, 2004.

10	SUBSEQUENT EVENTS

(a)	In November 2004, the board of directors and shareholders of the Company approved the proposed distribution of cash dividends equal to 30% of net income of the Company for 2004 to the shareholders of record as of December 31, 2004, if the net income for 2004 exceeds US$10.0 million.

(b)	In November 2004, the board of directors adopted a 2005 Employee’s Stock Option Plan, or 2005 Plan, which will cover the Company’s option issuances during the period from 2005 to 2009. The Company has reserved 3,000,000 ordinary shares for future issuances of options under the 2005 Plan. The terms of the 2005 Plan are substantially similar to the Company’s 2003 Employees’ Stock Option Plan. The 2005 Plan is subject to shareholders’ approval within 12 months after November 2004.

(c)	In November 2004, Ctrip Travel Information Technology (Shanghai) Co., Ltd. obtained governmental approval for full exemption of EIT for the year 2004 and a 50% reduction in EIT for the period from 2005 to 2007.